Exhibit 12.1

Buckeye Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before taxes (1)	$348,507	$231,070	$285,472	$23,795	$18,485
Equity income (greater than) less than distributions	(3,931)	(2,775)	(3,778)	3,316	(2,871)
Less: Capitalized interest (2)	(6,501)	(8,796)	(7,187)	(2,227)	(3,186)
Total earnings	$338,075	$219,499	$274,507	$24,884	$12,428

Fixed Charges:
Interest and debt expense	$130,920	$114,980	$119,561	$89,169	$75,147
Capitalized interest	7,007	9,238	7,583	2,499	3,401
Portion of rentals representing an interest factor	8,217	8,894	7,400	4,438	4,396
Total fixed charges	$146,144	$133,112	$134,544	$96,106	$82,944

Earnings available for fixed charges	$484,219	$352,611	$409,051	$120,990	$95,372

Ratio of earnings to fixed charges	3.31	2.65	3.04	1.26	1.15

(1)         Excludes income attributable to noncontrolling interests.

(2)         Excludes amortization of capitalized interest totaling $0.5 million in 2013, $0.4 million in 2012, $0.4 million in 2011, $0.3 million in 2010 and $0.2 million in 2009.